7100 Holladay Tyler Road, Suite 300 • Glenn Dale, Maryland 20769 • Tel: 301-352-8800 • Fax: 301-352-8818

                                August 15, 2005

Via EDGAR

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0408

Re:	TVI Corporation - File No. 0-10449
Form 10-K for the Fiscal Year Ending December 31, 2004

Dear Mr. Fay:

This letter responds to comments received from the staff by letter dated July 11, 2005 with respect to the above referenced filing. As requested, we have either provided additional explanation responsive to the comments on a supplemental basis or have agreed to include additional information in our subsequently filed Exchange Act reports. We hope you find our responses to be both helpful and complete.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Net Sales, page 17

1.	We note your prior expectation that a significant part of your growth will come from foreign public health and first responder agencies as they increase their level of preparedness to accidents and disastrous events. Please explain to us and in future filings, the reason for the significant decrease in international sales during 2004. In addition, explain the reason for the further decrease in international sales during 2005, and discuss whether you expect this trend to continue.

Response:

As you noted, international sales did decrease from approximately $9.3 million for the year ended December 31, 2003 to approximately $4.8 million for the year ended December 31, 2004. As disclosed in our Form 10-KSB for the year ended December 31, 2004 (Net Sales, page 17), international sales of $9.3 million for the year ended December 31,

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

August 15, 2005

2003 were largely comprised of sales in the U.K. to Her Majesty’s Fire Service through our U.K. distributor. These sales were not repeated in 2004 and this was the primary reason for the year to year decrease in international sales. As we disclosed in our Form 10-Q for the quarter ended June 30, 2005, there was a further decrease in sales through our international distributors during the first six months of 2005, due primarily to an overall economic slowdown in the Western European countries where we sell our shelters.

Despite these international sales declines, TVI continues to believe that international markets, in particular the U.K., will offer a significant source of revenue from our shelter systems. In future filings on Form 10-K, TVI will address the trends in our international sales, including sales through our U.K. distributor, which has been the primary source of international sales. We are of the view that over the long term opportunities for international sales of our shelter systems and decontamination products will increase as a result of our continuing efforts to develop an international distributor network and due to a worldwide increase in catastrophic events triggering decontamination demand including acts of terrorism, natural disasters (e.g., tornadoes or hurricanes) or industrial incidents (e.g., chemical spills). However, the numerous factors affecting the size and timing of our international orders, including foreign government funding, are largely beyond our control and are sometimes difficult to reliably predict.

Financial Statements

Products Offered, page 28

2.	In future filings please provide additional quantitative information on the revenue attributable to individual products and product lines. Given the variety of products you sell as discussed on page 1, the significant increase in your revenue and your recent acquisition, additional quantitative information would appear useful. Refer to paragraph 37 of SFAS, 131 for guidance. Explain to us how you will modify your disclosure in future filings or the reason you believe additional disclosure is not necessary.

Response

While TVI manufactures and markets a variety of products, our rapidly deployable shelter systems make up a significant majority of our revenues. TVI’s other product lines, thermal targets and powered air purifying respirators or “PAPRs”, do not comprise a significant amount of our sales at this point. TVI hopes to bring online in the near future its manufacturing facility for filtered canisters for OEM suppliers in the personal respiratory market. But this product line is not yet up and running.

Product Innovation and Leadership Since 1977

www.tvicorp.com

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

August 15, 2005

Accordingly, TVI does not believe that providing a product by product breakdown of revenues would be meaningful or helpful to investors at this point. Further, historically TVI’s accounting system has not provided detail and support for revenue by product analysis and breakout. While sales of our thermal and PAPR products have not yet been material, TVI desires to provide investors with meaningful product sales disclosures and will provide in future filings of 10-K breakdowns of revenues by product line to the extent required by Item 101(c)(1)(i) of Regulation S-K.

Other

3.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure and filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management team are in possession of all facts relating to a Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

TVI acknowledges that it is responsible for the adequacy and accuracy of disclosure in all Commission filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that TVI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

Product Innovation and Leadership Since 1977

www.tvicorp.com

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

August 15, 2005

We hope the foregoing has adequately responded to your inquiries regarding future filings. Should you have any additional questions or comments, please feel free to contact the undersigned at 301-352-8800, extension 210, or George Roberts, our Chief Financial Officer, at 301-352-8800, extension 248.

Sincerely,

/s/ Richard V. Priddy
Richard V. Priddy
President and Chief Executive Officer

cc:	Theresa Messinese
Frank S. Jones, Jr.

Product Innovation and Leadership Since 1977

www.tvicorp.com